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The Tax-Exempt Money Fund of America
333 South Hope Street
Los Angeles, CA 90071

Phone (213) 486-9200

Kimberly S. Verdick
Secretary

July 8, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Tax-Exempt Money Fund of America
File Nos. 811-05750 and 033-26431

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on June 24, 2009 to the fund’s Post-Effective Amendment No. 32 to the Registration Statement under the Securities Act of 1933 and Amendment No. 34 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on August 7, 2009.

1.           Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  Please conform the heading of the Shareholder fees table to the wording in Form N-1A.

Response:   We will add the word “fees” to the parenthetical under the heading “Shareholder fees” to conform to the wording in Form N-1A.

2.           Fees and expenses of the fund – page 2 of the fund’s prospectus

Comment:  Please delete the phrase “and total fund operating expenses” from the footnote following the example tables as it is not applicable.

Response:   We will delete the phrase from this footnote.

3.           Portfolio turnover – page 3 of the fund’s prospectus

Comment:  Please make “Portfolio turnover” a subheading under the heading “Fees and expenses of the fund” rather than a standalone section of the prospectus.

Response:   “Portfolio turnover” will be a subheading under the “Fees and expenses of the fund” section of the prospectus.

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The first two sentences of this section seem to be inconsistent with the third sentence of this section.  The first two sentences state that the fund will invest 80% of its assets in securities exempt from federal taxation and that the fund may invest up to 20% of its assets in securities that would subject a shareholder to federal alternative minimum taxes.  The third sentence states that “…a portion or all of the distributions may be included in determining a shareholder’s alternative minimum tax.”  Please explain or amend this disclosure.

Response:   We note your comment and will amend the disclosure above to remove “or all” from that phrase.

5.           Investment results – page 4 of the fund’s prospectus.

Comment:  The prospectus states that the results for the years shown are reflective of the fund as a money market fund prior to its conversion to a short-term tax-exempt bond fund.  Please add disclosure that other expenses for the fund as a money market fund were lower than the estimated other expenses for the fund as a short-term tax-exempt bond fund.

Response:   We will add the language regarding other expenses.

6.           Investment results table– page 5 of the fund’s prospectus.

Comment:  Please remove the language regarding the Class A initial sales charge in the paragraph preceding the Investment Results table since it is mentioned elsewhere.  Please move the disclosure in the footnote to the table to the paragraph preceding the table.  Finally, please add the items to the table that are required of a fund that is not a money market fund (i.e. relevant benchmark results, returns after taxes and 30-day yield).

Response: We will make the requested revisions.

7.           Investment Adviser – page 5 of the fund’s prospectus.

Comment:  Per Form N-1A, please add the title “Management” and make “Investment Adviser” and “Portfolio Counselors” sub-headings under the heading of Management.

Response: We will make the requested revisions.

8.           Tax information – page 7 of the fund’s prospectus.

Comment:  This section is intended to be a summary of the treatment of dividends and distributions.  Please streamline the disclosure in this section.

Response: We will streamline this section, with the understanding that the treatment of dividends and distributions in a tax-exempt bond fund is more involved than with those from a taxable fund.

9.           Investment objective, strategies and risks– page 8 of the fund’s prospectus.

Comment:  Please conform the disclosure in the first paragraph of this section to any changes made in response to comment 4 above.

Response: We will conform the first paragraph of this section to match the disclosure in the Principal investment strategies section of the summary portion of the prospectus.

10.           Shareholder information – page 13 of the fund’s prospectus.

Comment:  Please remove references to 529 share classes since this fund does not offer those classes of shares.

Response: References to 529 share classes will be removed in this section and other sections of the prospectus and statement of additional information, where appropriate.

11.           Prospectus addendum.

Comment:  If the fund will no longer offer Class R-5 shares, please remove the Prospectus addendum from the fund’s registration statement.

Response: Sales of Class R-5 shares in this fund were discontinued after the filing of the registration statement pursuant to Rule 485(a), as such we will remove the Prospectus addendum from future filings for this fund.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (213) 486-9345 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary